K&L Gates LLP 10100 Santa Monica Boulevard Seventh Floor Los Angeles, CA 90067 T 310.552.5000 www.klgates.com

April 20, 2009

VIA EDGAR

Celia Soehner

Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20548-6010

Re:                             Inovio Biomedical Corporation

Pending Registration Statement on Form S-4 (File No. 333-156035)

Determination of Registration of Debt and Debt Shares

Dear Ms. Soehner,

As requested upon conclusion of our telephone conversations on Friday, April 17, 2009, as counsel to Inovio Biomedical Corporation, a Delaware corporation (“Inovio”), the following presents, on behalf of Inovio and with the concurrence of VGX Pharmaceuticals, Inc., a Delaware corporation (“VGX,” and collectively the “parties”), the parties’ position that the Debt (as defined below) does not require registration and the Debt Shares (as defined below) should be registered on Inovio’s pending registration statement on Form S-4 (File No. 333-156035) as amended to date (the “Registration Statement”).

Overview of the Transaction

The parties have agreed to a business combination pursuant to an Amended and Restated Agreement and Plan of Merger dated December 5, 2008, as further amended on March 31, 2009 (the “Acquisition Agreement”), among Inovio, its wholly-owned subsidiary Inovio Acquisition, LLC, a Delaware limited liability company (“Submerger”), and VGX, whereby, on the terms and conditions set forth in the Acquisition Agreement:

•                  VGX will be merged with and into Submerger, upon which VGX will cease to exist and Submerger will continue as the surviving entity and as a wholly-owned subsidiary of Inovio and change its name to VGX Pharmaceuticals, LLC (the “Surviving Entity”);

•                  Based on an exchange ratio derived from an estimate of the total capital stock, options and warrants outstanding of Inovio and the total capital stock, options and warrants outstanding of VGX immediately prior to consummation of the merger:

•                  All of the issued and outstanding shares of common stock of VGX shall be canceled and converted into the right to receive shares of common stock of Inovio;

•                  All outstanding options to purchase shares of VGX common stock shall be assumed by Inovio and converted into options to purchase Inovio common stock; and

•                  All outstanding warrants to purchase shares of VGX common stock shall be assumed by Inovio and converted into warrants to purchase Inovio common stock.

•                  All outstanding debt convertible into shares of VGX common stock (the “Debt”) shall become a liability of Submerger by operation of law, but shall become convertible into Inovio common stock (the “Debt Shares”) on the existing terms of such convertible debt.

Collectively, the parties refer to these actions as the “Merger.” See Annex A to the Registration Statement (Acquisition Agreement) (“Annex A”), Section 1.7.

Upon the consummation of the Merger, the Debt will continue to represent a right to receive repayment of principal and interest thereon, but shall become a payment obligation of Submerger as the successor entity to VGX and the surviving entity in the Merger. Although Inovio is not directly assuming the Debt, the Debt will be shown as a liability on Inovio’s consolidated financial statements.  Further, the consummation of the statutory merger between Submerger and VGX creates a binding obligation on Inovio to issue shares of its common stock upon conversion of the Debt on its existing terms, which provide for conversion at the option of the holder at $1.05 per share of Inovio common stock any time after closing of the Merger and provide for mandatory conversion of the Debt at $1.05 per share of Inovio common stock should the Inovio common stock trade post-Merger at or above $2.10 per share for five consecutive trading days. See Annex A, Section 1.7(d); see also Exhibits 10.53 (Form of Convertible Note), 10.58 and 10.64 (Form of Allonges to Convertible Notes) to the Registration Statement.

Debt Does Not Require Registration

Inovio Is Not Required to Register the Debt

As explained above, pursuant to the terms of the Acquisition Agreement and Section 259 of the Delaware General Corporation Law (“DGCL”) (as discussed below), Inovio is not directly assuming the Debt, nor otherwise offering, selling or issuing securities in exchange for the Debt, at the closing of the Merger.  Thus, Inovio has no registration obligation with respect to the Debt under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), which requires registration only upon sale or offer of sale or other issuance of a security for consideration.   See Section 5(a) of the Securities Act; Section 2(a)(3) of the Securities Act.

Please note, the existing line of the registration fee table in the Registration Statement referencing issuance of a debt security was included on the basis of informal guidance received from the Securities and Exchange Commission (the “Commission”) prior to preparation of the Registration Statement that when registering shares underlying convertible debt obligations, the related debt should be so reflected for purposes of comprehensive disclosure of the principal and interest amount overlying the convertible issuance obligation.  However, since the nature and amount of this obligation is discussed in detail in the Registration Statement and similar disclosure can be consolidated in the footnote to the registration table explaining the registration of the Debt Shares, the parties now believe that the line item listing the Debt should be removed.

Alternately, to the extent that the Commission believes that a line item is still required in the registration table and that Inovio has a registration obligation related to the creation of the Inovio conversion obligation arising from the consummation of the Merger, Inovio can revise the line item to register “Conversion Rights” and revise the related footnote as follows:  “Represents the acceptance by Inovio of the conversion rights existing in the outstanding VGX convertible debt upon completion of the Merger, which allow, after the effective time of the Merger, the conversion of the $4,400,000 maximum principal amount of the VGX convertible debt and up to $627,500 of interest accrued or accruable on such principal amount, as assumed by Inovio’s wholly-owned acquisition subsidiary, Inovio Acquisition, LLC, in accordance with Delaware General Corporation Law upon completion of the Merger, to be converted into shares of Inovio Common Stock at $1.05 per share.” However, the parties do not believe that such registration would require any change to the narrative disclosure in the Registration Statement, since Inovio’s obligation to honor the conversion right on the existing terms of the Debt is already addressed throughout the Registration Statement.

Submerger Is Not Required to Register the Debt

The Merger includes the statutory merger of VGX with and into Submerger pursuant to Section 264 of the DGCL, pursuant to which the Debt shall become an obligation of Submerger by operation of law in accordance with Section 259 of the DGCL.  See DGCL 264(a),(e).  Section 259(a) specifically addresses the effect of a statutory merger of Delaware entities on the liabilities and obligations of the surviving entity, noting that when a merger becomes effective the surviving entity becomes “subject to all the restrictions, disabilities and duties of each of such corporations so merged or consolidated” including that “all rights of creditors and all liens upon any property of any of said constituent corporations shall be preserved unimpaired, and all debts, liabilities and duties of the respective constituent corporations shall thenceforth attach to said surviving or resulting corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.” See DGCL 259(a).  Thus, although a party can seek to resolve or assign its contractual duties and obligations in the context of a business combination transaction, such as the negotiated assumption of VGX’s options and warrants in the Merger, where it fails to do so the party’s contractual duties and obligations will not be otherwise discharged, transferred or adversely affected by a statutory merger.  See DGCL 259(a); see also Delaware Insurance Guarantee Association v. Christiana Care Health Services, Inc., 892 A.2d 1073, 1078 (Del. Supr. 2006) (citing Fitzsimmons v. W. Airlines, Inc., 290 A.2d 682, 685 (Del. Ch. 1972) (“It is thus a matter of statutory law that a Delaware corporation may not avoid its contractual obligations by merger; those duties ‘attach’ to the surviving corporation and may be ‘enforced against it.’  In short, the survivor must assume the obligations of the constituent.”); also R. Balotti and J. Finkelstein, The Delaware Law of Corporations and Business Organizations (3rd ed. Vol. I) §9.28.

As the Debt is becoming an obligation of Submerger by operation of law on its existing terms, without amendment or modification, Submerger’s resulting obligation in relation to the Debt should not constitute a “sale” or “purchase” of a new security under the Securities Act since the rights of the holders of the Debt remain unaffected.  See Gelles v. TDA Industries, Inc. 44 F.3d 102, 104 (1994) (citing Abrahamson v. Fleshner, 568 F.2d 862 (2nd Cir. 1977), which held that before changes in the rights of a security can qualify as a sale or purchase of a new security “there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment”).  Although the consummation of the Merger results in a change in the underlying security issuable upon conversion of the Debt, since the Debt contemplates the potential transaction and such change in underlying security upon its consummation, the holders of the Debt are making no investment decision and there is no discretionary shift in the rights such holders in conjunction with the consummation of the Merger.(1)  Contrast Preliminary Note to Rule 145 (acknowledging that when holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security, there is an offer for sale). Thus, Submerger is not issuing or exchanging a debt security at closing of the Merger and Submerger should not have a registration requirement in relation to the Debt.

Debt Shares Require Registration for Issuance Post-Merger

Inovio believes it needs to register the primary issuance of the Debt Shares because the availability of any applicable exemption from registration for issuance of the Debt Shares immediately post-Merger is uncertain.

No Reliance on Section 3(a)(9) of the Securities Act

Issuers often rely on the exemption from registration provided by Section 3(a)(9) of the Securities Act for issuance of new securities in exchange for outstanding debt securities.  Section 3(a)(9) provides that “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange” is exempt from the registration provisions of the Securities Act.  However, Inovio will not be able to rely on Section 3(a)(9) as an exemption from registration for issuance of the Debt Shares upon conversion of the Debt because the Debt post-Merger will be an obligation of a different issuer (Submerger).  See C. Johnson and J. McLaughlin, Corporation Finance and the Securities Laws, (4th ed.) §13.03(G)(1)(a) (“as a general rule, if an issuer offers its common stock in exchange for debt securities issued

(1) The amendment of the notes evidencing the Debt to acknowledge the potential transaction and dictate the rights of the holders with respect to conversion of the Debt upon consummation of the Merger itself did not constitute an offer by Inovio to sell securities pursuant to Section 2(a)(3) of the Securities Act (“giving the holder of a security the right to convert such security into another security of the same issuer or of another person . . . which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security”).  Further, to the extent that such amendment of the notes represents a substantial enough change in the holders’ rights to constitute an offer of securities by VGX, we have been informed that such offering was exempt from registration requirements pursuant to Section 4(2) of the Securities Act, as such transaction involved a small number of accredited investors, was completed without general solicitation (and prior to the filing of the initial Registration Statement by Inovio describing such securities) and without a view to distribution of the notes or the underlying securities.

by its wholly owned subsidiary, the Section 3(a)(9) exemption cannot be relied on”), L. Loss, J. Seligman, and T. Paredes, Securities Regulation (3rd edition, supplemented through 11/08), Chapter 3.C.2.a. Voluntary Exchanges - §3(a)(9) (“The reference to exchanges by the issuer with its existing security holders precludes application of the exemption in such instances as when a parent offers its securities in exchange for those of a subsidiary or vice versa”); contrast Compliance and Disclosure Interpretations, Securities Act Sections, Question 125.02 (regarding reliance on Section 3(a)(9) for issuance of securities in satisfaction of convertible obligations which are fully and unconditionally assumed by the issuer).

Uncertain Reliance on Regulation D under the Securities Act

Issuers may alternately rely on one of the exemptions from registration provided by Regulation D promulgated under the Securities Act for issuance of new securities upon conversion of outstanding debt securities.   However, to qualify for any of the exemptions provided by Regulation D, pursuant to Rule 502(c) “neither the issuer nor any person acting on its behalf shall offer or sell the securities by any form of general solicitation or general advertising.”  The Commission has previously taken the position that the filing of a registration statement covering a specific securities offering (as contrasted with a shelf registration), even without offering activity, constitutes general solicitation for the offering of the securities registered thereby.  See Letter dated March 23, 1984 from John J. Huber, Director of the Division of Corporation Finance, to Michael Bradfield, General Counsel of the Board of Governors of the Federal Reserve System; SEC Litigation Release No. 10241 7778 (December 19, 1983), Circle Creek AquaCulture V, L.P. (Mar. 26, 1993).  Although the Commission has recently indicated that concurrent or near simultaneous private and registered public offerings no longer necessarily result in integration of the offerings and a determination of “general solicitation” prohibiting reliance on the registration exemption for the proposed private offering, the guidance did not set forth explicit rules for determining non-integration, leaving issuers to rely on a facts and circumstances analysis.  Securities Act Release No. 8828 (Aug. 3, 2007), Compliance and Disclosure Interpretations, Securities Act Rules, Question 134.02.  The Commission has published a five-factor test for determination of the likelihood of integration of registered and unregistered offerings, but the issuer bears the burden of proving that two offerings should not be integrated and faces significant uncertainty since the application of the test is subjective and depends on a case-by-case analysis of facts and circumstances and not on definitive restrictions and guidelines.  See Securities Act Release No. 4434 (December 6, 1961), Jackson Tool & Die, Inc. v. Smith, 339 F.2d 88 (5th Cir. 1964), Western-Realco Ltd. Partnership 1983-A v. Harrison, 791 P.2d 1139, 1145 (Colo. Ct. App., 1989).  Further, the Commission will no longer provide interpretations regarding integration of multiple offerings to inquiring counsel.  See Securities Act Release No. 6253 (October 28, 1980) (“the Division generally will not express a view on the availability of the exemption provided by Section 4(2) of the Securities Act of 1933 with respect to particular transactions”).

The parties believe any attempted issuance by Inovio of the Debt Shares without registration within the initial months post-Merger could be deemed integratable with Inovio’s registration of shares of its common stock on the Registration Statement in conjunction with the Merger.  An analysis of the issuances under the five-factor approach set forth in the Commission’s Securities Act Release No. 4552 (November 6, 1962) would be as follows:

1)            Are the offerings part of a single plan of financing? Yes; the issuances being registered on the Registration Statement and the Debt Shares are all obligations arising from the Merger, and thus part of a single transaction.  Although issuance of the Debt Shares would be in satisfaction of the subsidiary payment obligation on the Debt, Submerger would not bear such obligation, nor would Inovio be obligated to issue the other securities reflected in the Registration Statement, in absence of the Merger.

2)            Do the offerings involve the issuance of the same class of security? Yes; a significant number of shares of Inovio’s common stock are being registered on the Registration Statement and the Debt Shares are also shares of Inovio’s common stock.

3)            Are the offerings made at or about the same time? Possibly; although the timing of the conversion of the Debt likely depends on the market price of Inovio’s common stock post-Merger, there is no term of the Acquisition Agreement or the Debt that would bar the conversion of the Debt even if it is not “in the money”.  Inovio must prepare for the possible conversion of the Debt at any time post-Merger, including immediately or in the initial months after consummation of the Merger.

4)            Is the same kind of consideration to be received? No; the registered securities in the Merger are being issued in exchange for the entirety of the ownership interests in VGX, while the Debt Shares would be issued in exchange for the satisfaction of an outstanding subsidiary liability.

5)            Are the offerings made for the same general purpose? Possibly; in both instances shares of Inovio’s common stock are being used as non-cash consideration, and in both instances the commitment to issue such shares is arising in conjunction with the Merger. However, the shares on the Registration Statement are being issued in exchange for existing ownership interests, while the Debt Shares would be issued in satisfaction of the outstanding Debt.

As the Commission has not provided guidance regarding which factor or factors should control the integration analysis, Inovio is concerned that because some of the factors weigh towards integration that the Commission could subsequently deem the exemptions under Regulation D unavailable for the issuance of the Debt Shares and that registration of the Debt Shares would be necessary.

Further, the Registration Statement, by virtue of the disclosure requirements of Form S-4 and the structure of the proposed Merger, includes significant discussion regarding the Debt and its existing terms, including its convertibility into shares of Inovio’s common stock. As the joint proxy statement/prospectus within the Registration Statement will be sent to all of Inovio’s and VGX’s stockholders, as well as the VGX optionholders and warrantholders, and the Registration Statement is publicly available via EDGAR, the information about the Debt and Debt Shares would be widely distributed.  Thus, Inovio is concerned that even in the absence of an integration determination that the Commission could deem the discussion of the Debt and Debt Shares in the Registration Statement “general solicitation.”  See Compliance and Disclosure Interpretations, Securities Act Rules, Question 256.19 (indicating that disclosure of a planned private offering including information beyond the limited items noted in Rule 135c in a proxy statement required for approval of a transaction could constitute “general solicitation”).

Registration Concurrent with Triggering of Issuance Obligation

The Commission has traditionally taken the position that where securities underlying convertible or exercisable securities are issuable within one year of the issuance and registration of the overlying security, such underlying securities should be registered concurrently, or no later than the date such securities become convertible or exercisable by their terms, if there is no applicable exemption from registration for such conversion or exercise.  See Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.01.  Although the Debt is not being newly issued here (and thus is not being registered), Inovio’s obligation to issue the Debt Shares will be triggered by consummation of the Merger and the Debt shall become immediately convertible into shares of Inovio’s common stock upon consummation of the Merger.  Thus, in the absence of an available exemption from registration as discussed above, the principle stated in the cited interpretation should control, providing for registration of the Debt Shares in conjunction with the triggering of the conversion obligation.

Registration of Debt Shares on Form S-4 Is Appropriate

Form S-4 states that it may be used for registration of securities under the Securities Act that are issuable “(1) in a transaction of the type specified in paragraph (a) of Rule 145; (2) in a merger in which the applicable state law would not require the solicitation of the votes or consents of all the security holders of the company being acquired; (3) in an exchange offer for securities of the issuer or another entity; (4) in a public reoffering or resale of any such securities acquired pursuant to this registration statement; or (5) in more than one of the kinds of transactions listed in (1) through (4) registered in  one registration statement.”  See General Instruction A.1. to Form S-4.  The Debt Shares should be registered on the Form S-4 because but for consummation of the Merger, a Rule 145(a) transaction, Inovio would have no obligation to issue the Debt Shares; the mere fact that the Debt Shares may be issued subsequent to the closing of the Merger itself should not prevent registration on Form S-4.  See Compliance and Disclosure Interpretations, Securities Act Forms, Questions 125.02, 125.03 and Example 225.02  (which anticipate that securities issuable after the closing of a transaction, which the issuer becomes obligated at the time of the transaction, should be registered on the same Form S-4 as other securities issued as consideration for the transaction).

Further, the registration of the Debt Shares can be viewed as registration of an exchange offer, another Form S-4 eligible transaction.  See Compliance and Disclosure Interpretations, Securities Act Forms, Example 225.08 (describing use of Form S-4 for registration of a parent entity’s common stock for offering and issuance in exchange for debt securities of its wholly-owned subsidiary).  As Form S-4 itself contemplates use of a single registration statement on Form S-4 for multiple transactions eligible for use of the form in General Instruction A.1(5), the Debt Shares should be registrable on the same Registration Statement as the other securities to be issued or become issuable upon consummation of the Merger.  Therefore, the parties view the continued offering by Inovio of the Debt Shares after consummation of the Merger as an integral part of the transactions, including the Merger, which Inovio is registering under the Registration Statement.

Conclusion

For the reasons set forth above, the parties believe:

•                  Neither Inovio nor Submerger is required  to register the Debt, and

•                  Inovio needs to, and should be able to, register the Debt Shares on Form S-4 concurrent with registration of the other securities to be issued or become issuable in conjunction with consummation of the Merger.

As you are aware, the parties want to proceed with filing of Amendment No. 3 to the Registration Statement as soon as possible.  Please let us know if there is additional information needed to allow for expedited review and consideration of the parties’ position with respect to the registration of the Debt and Debt Shares.  The parties and their counsel are available to speak with you and other members of the Commission staff about this issue at your convenience; please contact me to schedule a call at (310) 552-5063.

Best regards,

/s/ Shoshannah D. Katz

Shoshannah D. Katz
K&L Gates LLP